2006 Annual Report


06036084

BLYTH
INC

On the Cover:

Top Row:
Blyth Homescents private label Orange & Jasmine pillar and jar candles and Gardenia & Lily jar candle; Miles Kimball® brand geese with bee and sunflower goose outfits; CBK® brand Casa Cristina collection ceramic jugs; Colonial Candle™ brand Orchid Sake potpourri and oval jar candle and French Lavender oval jar candles.

Second Row:
PartyLite® brand Sunesta™ collection hurricanes and sun votive sconce, Mediterraneo™ brick tray and Blue Tamarind™ pillar candles, Scent Plus® votive candle, crackle 3-wick brick candle and Trumpet Bestburn® jar candle; Two Sisters Gourmet™ brand Tartelettes™, beer bread mix, blackberry cherry pepper conserve, pear fig preserves and artichoke pesto; PartyLite® brand Infinite Reflections™ candle holder and Spiced Vanilla ball candles; Gies® brand Stripes collection votive candle, pillar candles and terracotta bowl candles, hanging glass lanterns and Classic collection wax container candle.

Third Row:
Exposures® brand crystal and enamel frames; Euro-Decor® brand permanent orchid; Seasons of Cannon Falls® brand Serenity collection nativity scene, angel ornament and ornament hanger; Boca Java™ brand coffee, hot cocoa, travel tumbler, mug and chocolate covered cookies.

Bottom Row:
Purple Tree™ brand java bag and girlfriend card set; Sterno® brand canned cooking fuel; Colonial™ brand pillar candles; Edelman® brand colored glass vases.

Financial Highlights


SEC MAIL
RECEIVED
PROCESSING
MAY 0 9 2006
WASH. D.C.
213
SECTION

Year Ended January 31, (In Thousands, Except Per Share Data)	2005	2006
Operating Results		
Net Sales	$1,586,297	$1,573,076
Gross Profit	771,680	713,266
Operating Profit	169,330	56,172
Net Earnings	96,514	24,857
Diluted Net Earnings Per Common and Common Equivalent Share	$ 2.22	$ 0.60
Diluted Weighted Average Number of Common Shares Outstanding	43,556	41,176
Financial Postion		
Total Assets	$1,075,820	$1,116,520
Total Cash and Cash Equivalents	91,695	242,068
Total Debt	287,875	371,742
Total Stockholders' Equity	521,349	493,824
Operating Results Excluding One-Time Charges[1]		
Operating Profit	$ 169,330	$ 109,433
Net Earnings	96,514	64,891
Diluted Net Earnings Per Common and Common Equivalent Share	$ 2.22	$ 1.56
Diluted Weighted Average Number of Common Shares Outstanding	43,556	41,176

(1) The revised Operating Results exclude the following one-time charges and credits for the fiscal year ended January 31, 2006: a non-cash pre-tax goodwill impairment charge of $53.3 million arising from a re-evaluation of goodwill associated with the Wholesale segment, a pre-tax book loss of $1.6 million on the sale of Impact Plastics, a tax expense of $9.1 million to recognize the income tax liability associated with repatriating $130 million in foreign earnings under the American Jobs Creation Act of 2004 and tax credits of $8.5 million, primarily due to the reversal of contingent tax liabilities and also due to prior year true ups.

Letter to Shareholders

Dear Shareholder,

Fiscal 2006 was a very challenging year for Blyth—in many ways, the most challenging in our nearly 30 year history. Sales growth across North America and Europe was difficult to achieve as consumers, faced with record energy prices, had fewer discretionary dollars than in years past. Moreover, the impact of double-digit cost increases in all of our major purchased commodities and freight had a dramatic impact on our financial performance.

Across each of Blyth's three segments, price increases were implemented where possible to help offset higher costs. To combat significantly higher paper, printing and postage prices, a collaborative effort between PartyLite and the Miles Kimball Company resulted in a joint paper and print production contract, which leveraged the scale of catalog production in our direct-to-consumer businesses. We also took dramatic actions to restructure and reorient many of our businesses given market conditions. We undertook a comprehensive examination of our multi-channel strategy to confirm the benefits of our approach to the Home Expressions marketplace and reached some transformative conclusions. Despite the many efforts of our management team, however, fiscal year 2006 financial results were well below plan and masked important progress made in each of our business units.

Financial Performance, Fiscal Year 2006

One year ago, the expectation that commodity prices would trend towards their historically lower norms was prevalent. We now know the opposite to be true. Let me offer some context on what the doubling in price of a barrel of oil means to Blyth. The cost of paraffin wax, a byproduct of the petroleum refining process, increased approximately 20% over the past year, as strong demand continued while capacity declined following the impact of hurricanes on Gulf refineries. Approximately 100 basis points of Blyth's fiscal year 2006 gross margin decline resulted from higher paraffin, freight and other commodity costs. Refinery disruptions from last summer's hurricanes also caused supply interruptions and subsequent allocations due to paraffin shortages. Nevertheless, service disruption to our customers was minimized through inter-company sharing of wax, multiple sourcing options among Blyth factories and superior logistical support for our manufactured products, though Blyth incurred significant added costs.

Net Sales for the fiscal year ended January 31, 2006 were approximately even with prior year at $1,573 million, including the benefit of a full year of sales from Blyth's European wholesale acquisitions. Reported Operating Profit of $56.2 million includes a non-cash goodwill impairment charge of $53.3 million, reflecting the write down of Wholesale segment goodwill.

Reported Earnings Per Share was $0.60 and includes the aforementioned $53.3 million pre-tax goodwill impairment charge, the tax effect of $9.1 million on $130 million in foreign earnings repatriated under the American Jobs Creation

Act of 2004, the pre-tax book loss of $1.6 million on the sale of our mass seasonal decorations business and tax credits of $8.5 million, primarily due to the reversal of contingent tax liabilities. Excluding the effect of all these one-time events, Earnings Per Share would have been $1.56.

In the Direct Selling segment, fiscal year 2006 sales declined 4% to $704.1 million versus the prior year. PartyLite Europe continued to record strong sales growth, with double-digit sales increases in most European markets last year. In addition, PartyLite's Canadian business, having installed new senior management in mid-2005, reversed several years of sales declines to end the year at its highest sales point since 2001. PartyLite is now the largest and fastest growing party plan direct selling company in Canada. In the U.S. market, which is PartyLite's largest, management made good progress towards regaining positive momentum in the increasingly crowded U.S. party plan channel. Sales declines in PartyLite's U.S. market offset growth in Europe and Canada.

Annualized Net Sales
by Segment (in Millions)


$704
$682
$189
Direct Selling
Wholesale
Catalog & Internet

Wholesale segment sales increased 4% to $681.6 million in fiscal year 2006, reflecting the benefit of a full year of sales from the European acquisitions. In the Catalog & Internet segment, fiscal year 2006 sales declined 3% to $187.3 million. Management in this segment eliminated more than $2 million in annualized costs through strategic product sourcing, improved order fill rates and lower telecommunication contracts. Despite overall financial results that were below plan, Blyth believes that the Catalog & Internet channel holds significant potential for future sales and profit growth. As such, in August 2005, we acquired Boca Java, an online specialty retailer of premium coffees, teas, cocoas and related accessories. New senior management is in place in the Miles Kimball Company, the Catalog & Internet segment's largest business, and in several of the Wholesale businesses.

Despite the difficulties we encountered in fiscal year 2006, Blyth's continued strong cash flow supported our decision to increase our semi-annual dividend twice during the year to $0.23, representing an annualized yield of 2.2% based on Blyth's current share price. The Company's financial position remains very strong.

Corporate Goals

Each year, we evaluate ourselves against three long-term corporate financial goals:

- 5% to 10% annual sales and earnings growth
- 10% to 12% operating margins
- 15% + return on average equity

Needless to say, missing each of our target goals this year was a major disappointment for all of us at Blyth.

Major Accomplishments

As you will recall, I formed the Office of the Chairman in 2004 following my conclusion that an organizational structure around distribution channel, rather than by product line, would be a more effective customer service approach and management strategy. Concurrently, Blyth began reporting its financial results in three segments: Direct Selling, Wholesale and Catalog & Internet.

The alignment of Blyth's businesses by segment has supported better sharing of best practices and collaborative efforts, particularly within the Wholesale segment. Examples of ongoing initiatives include joint showroom promotions, combined cross-continental sales and marketing of Colonial Candle™ and Seasons of Cannon Falls® brand products, our first worldwide creative and new product conference in August, as well as segment wide customer credit reviews. Very significantly, the integration of our North American premium candle and seasonal decorations sales forces that took place in fiscal year 2006, as well as the realignment of their respective marketing groups, has fundamentally improved our customer focus. Our segment approach has also influenced how corporate services such as Global Sourcing, Research & Development and Legal are utilized as these groups increasingly focus their support by segment.

Blyth's alignment by segment also magnified the inherent differences among our businesses. Though each business markets similar Home Expressions products, Blyth's segments differ fundamentally in their approach to reaching the end consumer. During the course of 2005, members of the Office of the Chairman, other senior executives and I undertook a comprehensive review of Blyth's multi-channel strategy, as well as the benefits and challenges of our global structure.

Last Fall, with the unanimous support of Blyth's Board of Directors, we began to examine strategic opportunities to distinguish further the two primary models inherent in our business: a direct-to-consumer model—namely, Direct Selling and Catalog & Internet—and a Wholesale model. Recognizing that most of the benefits of being part of a large entity are actually realized at the segment level for Blyth, we considered spinning off our Wholesale segment into an independent business. Blyth requested and received from the Internal Revenue Service an affirmative ruling on the tax-free status for the proposed transaction. Following year end, and upon further reflection, we engaged Bear Stearns & Company to advise us on strategic alternatives within the Wholesale segment. We will likely focus on potential divestiture opportunities for one or more of our European Wholesale businesses, believing that substantial upside opportunities exist in the North American wholesale business despite challenging market conditions impacting the Home Expressions industry.

Also during fiscal year 2006, Blyth made additional, significant financial commitments to several organic strategic initiatives that we believe will further the long-term growth and success of our business. We acquired the remaining interest in Two Sisters Gourmet, a small party plan Direct Selling company that specializes in simple yet elegant gourmet entertaining products. As noted earlier, in the Catalog & Internet segment, we acquired Boca Java. In addition, Blyth continues its investments in Purple Tree, a small creative projects Direct Selling company, our Colonial Candle™ consumer catalog and our Sterno Flameless™ Heat System, a new technology featuring a self-contained long-lasting flameless heat, which opens up new areas of the foodservice channel where the use of open flames is not appropriate, such as take-out meals and hospitals. Collectively, these organic strategic initiatives experience multi-million dollar operating losses as Blyth investment spends to grow them into significant and profitable businesses.

As noted earlier, during the fourth quarter, Blyth repatriated $130 million in foreign earnings under the American Jobs Creation Act of 2004. The Company recorded a one-time tax expense of $9.1 million in the fourth quarter in connection with the repatriation of these funds. Over the next several years, we intend to make U.S. investments with this available cash in a wide range of initiatives, including the hiring and training of U.S. workers, research and development efforts, qualified retirement plan funding, capital expenditures to support the U.S. businesses, advertising and marketing with respect to our various trademarks, brand names and rights to intangible property, and acquisitions of U.S.-based businesses, all consistent with legislative requirements.

Cash Flow Utilization
FY 2002–FY 2006 (in Millions)


$86
$323
$230
$66

Acquisitions
Dividends
Share Repurchases
Capital Expenditures

At year-end, in consideration of long-term strategic fit, Blyth sold the Impact Plastics mass market seasonal decorations business. Acquired in January 2000, Impact Plastics continued to be a profitable and attractive company, but at $30 million in annualized sales and few prospects for acquisition-related growth, it no longer fit Blyth's wholesale portfolio.

As Blyth continues to evolve, our senior management team and Board of Directors remain committed to the values upon which I built this company: offer superior products and customer service, operate under uncompromised ethical principles and support the entrepreneurial spirit that drives innovation and leadership development throughout Blyth. Together, we work to ensure that these values remain an integral part of our organization's culture.



Robert B. Goergen
Chairman of the Board

April 13, 2006

Direct Selling



Two Sisters Gourmet™ brand pear fig preserves, blackberry cherry pepper conserve, garlic parmesan vinaigrette, beer bread mix, Over-The-Edge Herbed Spinach™ seasoning blend, Molten Chocolate Lava Cake™ mix, artichoke pesto and cookie cutters from the Homemade Cookie Kit

DIRECT SELLING IS A VIBRANT BUSINESS MODEL that has become increasingly popular for its ability to reach customers through a unique distribution channel that offers unparalleled product demonstration opportunities. Though complex and sometimes misunderstood by the investment community, the worldwide direct selling industry has enjoyed robust growth in recent years and now generates approximately $100 billion in annual sales. Blyth, through its PartyLite subsidiary, is a seasoned industry participant. PartyLite is a global operation, with more than 46,000 active independent Consultants selling in all 50 U.S. states, in Germany, Canada, the U.K., Austria, France, Switzerland, Finland, Australia, Mexico, Puerto Rico, the U.S. Virgin Islands and, most recently, Denmark. Utilizing the party plan method of in-home selling, Consultants offer PartyLite® brand premium fragranced candles and related accessories to millions of guests each year.

Encouraged by over 10 years of significant growth in Europe, PartyLite expanded its geographic reach on the Continent during fiscal year 2006. The Nordic region has proven to be a receptive market for PartyLite's business opportunity and innovative product offerings. We entered another Nordic market with the launch of PartyLite in Denmark in 2005. Other newer European markets, particularly France, also experienced strong growth in sales and independent Consultants in fiscal year 2006. The German market, PartyLite's first in Europe, remains its second largest after the U.S.

In North America, PartyLite Canada experienced double-digit sales growth for the year, driven by positive reception to new products, an enviable Consultant profit plan and a second-to-none hostess program. Increased party plan competition coupled with unstable consumer confidence in North America has been challenging for PartyLite, and a lower consultant base in the U.S. at the beginning of the year was the most significant factor impacting PartyLite's financial performance during fiscal 2006. PartyLite continues its focus on new product development, enhanced Internet tools for its Consultants and Leaders and spreading the word about its profit opportunity.

Leveraging its direct selling experience, Blyth has expanded its presence in the industry through strategic investments in two new direct selling ventures. Two Sisters Gourmet is a small party plan company featuring simple, elegant sauces, seasonings, mixes and menu plans. Purple Tree markets a broad range of creative projects, including jewelry, memory-keeping projects and accessories through parties and its own Purple Tree Club.

Blyth's enthusiasm for direct selling has been unwavering since its market entrance in 1990 with the acquisition of PartyLite. The growth of tens of thousands of small businesses managed by independent sales Consultants and Leaders inspires our belief and renews our commitment to their success year after year.

Leigh Kirk, the highest earning Leader in PartyLite's history, prepares for a Show with her Hostess.



PartyLite® brand
Clear Lines votive holder,
Mulberry votive candle, Sunesta™
collection hurricane and sun votive sconce,
Blue Tamarind™ pillar candle and Scent Plus® votive
candle, Iced Crystal™ Trio candle holder, Guava & Papaya votive
candles and tealights, Antique Brass Aroma Melts™ warmer, French Vanilla
Aroma Melts, Chatham snuffer, Classic Creations™ satin silver taper holders,
faceted votive holder and Ivory shade kit, Heirloom Pearls™ column candle
and pillar candle, Clear Dazzle™ beads, Quad Prism small pedestal, faceted
Crystal Castle tealight holder and mirrored coaster

Wholesale



Euro-Decor® brand plastic ball ornaments, glass mini-ball ornaments, glass star ornaments, sisal star ornaments, bead garland and organza curtain; Seasons of Cannon Falls® glass apothecary jars

FOLLOWING NEARLY 10 YEARS of strategic acquisitions, the alignment of worldwide operations and organic sales growth initiatives, Blyth's Wholesale Group established its footprint in the $100 billion plus global Home Expressions marketplace. With approximately half of its nearly $700 million of sales generated in North America and the balance generated in Europe during fiscal year 2006, Blyth's Wholesale Group holds leading positions in the world's home fragrance, home décor and seasonal decorations markets. A broad collection of on-trend products are sold to tens of thousands of premium and mass channel retail outlets throughout North America and Europe. Wholesale home fragrance products are marketed under the Colonial Candle™, Carolina®, Florasense®, Gies®, Asp-Holmblad®, Liljeholmens® and select private label brands. Home décor and seasonal products are marketed under the CBK®, Edelman®, Euro-Decor® and Seasons of Cannon Falls® brands. The Sterno division is the market leader in the North American chafing fuel and tabletop lighting trade, supplying the foodservice and retail channels with Sterno®, Ambria® and Handy Fuel™ brand products. In addition, the Wholesale Group recently began building licensed product lines with the likes of Cristina Saralegui, the Emmy Award winning talk show host of The Cristina Show. CBK's Casa Cristina collection, a new line of Latin-inspired home décor products designed in cooperation with Cristina Saralegui, generated more than $4 million in sales in its introductory year.

During fiscal year 2006, management in Blyth's wholesale businesses continued its efforts to leverage segment commonalities, including trend identification and design capabilities, sales forces and back office operations. During the year, sales and marketing management held an expanded conference to include participants from all of Blyth's Wholesale business units, enabling design concepts and trend data to be shared across the entire segment. In the U.S., sales activities for Blyth's premium home fragrance and seasonal decorations product lines were combined, exposing each brand to thousands of new opportunities with premium independent retailers. With a keen focus on cost reductions, the Wholesale Group also selectively integrated some of its North American finance, operations and human resources functions, consolidated aspects of its credit and collection functions, and expanded its use of online E-Auctions for the purchase of key services and commodities during fiscal year 2006. In response to rising worldwide commodity prices, Blyth further adapted its global manufacturing and distribution processes such that its customers continued to receive innovative, on-trend products at competitive prices with minimal service interruptions, though at a higher cost to Blyth. This internal and external hybrid sourcing model also offers Blyth's wholesale customers the benefit of cost advantageous sourcing in Asia without compromising service levels.



CBK™ brand pillow, Casa Cristina collection ceramic planter, ceramic pitcher, wicker plant stand, aluminum vase, mirror, picture frames, ceramic candle holders, mug, plate and trunks; Colonial Candle™ brand unscented ivory pillar candles

Catalog & Internet



Boca Java™ brand gourmet coffee, tea, hot cocoa and chocolate covered cookies

Blyth's mission to reach consumers directly is achieved through its implementation of a multi-channel product distribution strategy. Expanding upon its foundation in the direct selling and wholesale markets, Blyth entered the direct-to-consumer Catalog & Internet channel with the strategic acquisitions of the Miles Kimball Company and Walter Drake in 2003. Today, through its integrated Miles Kimball Company division, Blyth is a top 100 U.S. catalog retailer, generating nearly $200 million in sales in fiscal year 2006. The Miles Kimball Company now markets five direct-to-consumer Catalog & Internet brands. The flagship Miles Kimball® brand offers distinctive seasonal, value-priced gifts, personalized merchandise and household convenience items. The Walter Drake® brand features unique functional items for everyday home use, as well as personal care products and specialty, personalized paper goods. Both the Miles Kimball and Walter Drake brands offer a wide range of personalized Christmas cards. Premium photo, display and memory-keeping products are the hallmark of the Exposures® brand. The Home Marketplace® brand offers high-quality home, kitchen and outdoor products at great values. In 2005, the Easy Comforts™ title was launched, updating and expanding the Company's line of specialty personal care products for senior living.

During fiscal year 2006, the Miles Kimball Company noticeably increased its Web-based sales, with online orders accounting for approximately 22% of company sales compared to approximately 16% in fiscal year 2005. Continued success in gathering customer email addresses coupled with more frequent email marketing campaigns resulted in increased total response to customer email programs. More aggressive search engine marketing for all Miles Kimball Company brands also drove an increase in both online demand and contribution to total sales. As the most cost-effective customer ordering medium, the Miles Kimball Company will continue to benefit as consumers further expand their use of online purchasing.

At year-end, Exposures, using the newly created Indigo™ brand, launched a line of distinctive stationery on its website. Exclusively designed and personalized by Exposures, Indigo fine stationery features superior papers, crisp stylish letterhead, colorful notecards and printed envelopes. Certain editions of the Exposures catalog will include special inserts highlighting Indigo stationery in 2006.

In August 2005, Blyth acquired Boca Java, an online specialty retailer of premium coffees, teas, cocoas and related accessories. Signifying its commitment to a superior product, each bag of Boca Java's roast-to-order coffee is marked with a "Roasted On" date to ensure that the beans, either whole or ground, are enjoyed at the peak of flavor. Through its Connoisseur Club, members choose from the variety of roasts, flavors and special seasonal coffees for regular delivery. In addition, Club members earn Boca Bucks with every order, are eligible to receive new and different Baby Boca sample packs with their delivery and always save at least 10% on all future coffee, tea, cocoa and gift product orders.



Exposures® brand Vintage Frame collection frames, Four Seasons scrapbook collection, Classic Storage collection shoe boxes and art files, Nubuck Storage collection magazine butler, Urban collection brag book, red bordered vine holiday cards and harp leg side table; Miles Kimball® brand personalized Battenberg lace mantle scarf, fire starter pine cones and fire color sticks; Walter Drake® brand lap table, personalized rosewood pen and address labels

Shareholder Information

COMMON STOCK
Listed on the New York Stock Exchange
Trading Symbol: BTH

DIVIDEND POLICY
It is the policy of the Company normally to pay cash dividends upon its Common Stock in equal semi-annual installments on or about the 15th day of May and November of each year, subject to the declaration thereof by the Board of Directors, in its sole discretion.

MANAGEMENT CERTIFICATIONS
The Company's Chief Executive Officer and Chief Financial Officer provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002 and these certifications are included as Exhibits 31.1 and 31.2 in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006. In addition, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, on June 30, 2005, the Company's Chief Executive Officer submitted to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards.

ANNUAL MEETING OF SHAREHOLDERS
will be held on Wednesday, June 7, 2006
at 9:00 a.m. Eastern Time at
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831-5118

TRANSFER AGENT
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Phone: (781) 575-2723

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301

FOR SHAREHOLDER INFORMATION, CONTACT:
Tyler P. Schuessler
Vice President, Organizational Development
and Investor Relations
Corporate Offices
Phone: (203) 661-1926

CORPORATE OFFICES
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831-5118
Phone: (203) 661-1926
Fax: (203) 661-1969
E-mail: blyth@blyth.com
www.blyth.com

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The price range for the Company's Common Stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

Fiscal 2005 (Ended 1/31/05)	High	Low
First Quarter	$34.51	$31.28
Second Quarter	$36.00	$30.46
Third Quarter	$35.51	$28.43
Fourth Quarter	$32.72	$27.80

Fiscal 2006 (Ended 1/31/06)	High	Low
First Quarter	$33.84	$26.80
Second Quarter	$29.60	$27.24
Third Quarter	$28.48	$17.70
Fourth Quarter	$23.68	$17.95

DIRECTORS

ROGER A. ANDERSON [1, 3]
Chairman
Promotion Products, Inc.

JOHN W. BURKHART [2, 3]
Chairman
Breezy Hill Enterprises, Inc.

PAMELA M. GOERGEN
Managing Director
The Ropart Group

ROBERT B. GOERGEN
Chairman of the Board and
Chief Executive Officer
of the Company

NEAL I. GOLDMAN [2]
President
Goldman Capital
Management, Inc.

CAROL J. HOCHMAN [2]
President and Chief
Executive Officer
Danskin, Inc.

WILMA H. JORDAN [1,3]
Chief Executive Officer
The Jordan, Edmiston Group

JIM MCTAGGART [2, 3]
Chairman
Marakon Associates

HOWARD E. ROSE [1]
Former Chief Financial
Officer of the Company

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating and Corporate Governance Committee

The charter of each committee is available at www.blyth.com or by contacting Blyth's corporate offices.

OFFICE OF THE CHAIRMAN

ROBERT B. GOERGEN
Chairman of the Board and
Chief Executive Officer

BRUCE G. CRAIN
Senior Vice President and
President, Wholesale Group

ROBERT B. GOERGEN, JR.
Vice President and President,
Catalog & Internet Group

FRANK P. MINEO
Senior Vice President and
President, Direct Selling Group

ROBERT H. BARGHAUS
Vice President and Chief
Financial Officer

OTHER OFFICERS

JANE F. CASEY
Vice President and Treasurer

ANIL J. GUPTÉ
Vice President
Research and Development

MICHAEL S. NOVINS
Vice President
General Counsel and Secretary

MARCIA L. PONTIUS
Vice President
Acquisitions and Corporate
Development

TYLER P. SCHUESSLER
Vice President
Organizational Development
and Investor Relations

RICHARD S. ZIELINSKI
Vice President and Controller

SEGMENT MANAGEMENT

DIRECT SELLING GROUP

FRANK P. MINEO
President

JAMES J. MANNION
President
PartyLite North America

J.P. TROTTIER
President
PartyLite Canada

ANNE M. BUTLER
President
PartyLite International

MARTIN KÖHLER
General Manager
PartyLite Germany

OSWALD RAETZO
Group General Manager
PartyLite France and
Switzerland

JAMES N. TURNER
Vice President
Direct Selling Group

CATALOG & INTERNET GROUP

ROBERT B. GOERGEN, JR.
President

STANLEY E. KRANGEL
President
Miles Kimball Company

BRUCE K. FRCEK
President
Boca Java

WHOLESALE GROUP

BRUCE G. CRAIN
President

JEFFREY R. CARR
Group President
Blyth Wholesale Europe

JØRGEN C. DREYER
Managing Director
The Gies Group

LOUISE P. MCMAHON
General Manager
The Colony Group

RONALD VAN VEEN
Director
Blyth Wholesale Europe

ANNE KARINE LEMSTRA
Managing Director
Euro-Decor

EEF A. M. VERKLEIJ
Managing Director
Edelman

STEPHEN R. KOSMALSKI
Group President
Blyth Wholesale North America

FREDERIC L. CONTINO
General Manager
Midwest, Inc.

JOHN LANMAN
General Manager
Blyth HomeScents

TERRY M. STEWART
President
CBK Styles, Inc.

WALTER E. ADAMS
President
The Sterno Group

Design: Loren Associates, New York
Situation Photography: Douglas Foulke
Product Photography: Jim Barber



For more information about the Blyth family of companies, please visit our websites:

www.blyth.com
www.ambria.com
www.asp-holmblad.dk
www.blythhomescents.com
www.bocajava.com
www.candlecorpfs.com
www.carolinacandle.com
www.cbkhome.com
www.colonialcandle.com
www.colony.com
www.edelman.nl
www.eurodecor.nl
www.exposuresonline.com
www.florasense.com
www.gies-kerzen.de
www.liljeholmens.se
www.mileskimball.com
www.mileskimballcards.com
www.partylite.com
www.purpletree.com
www.seasonsofcannonfalls.com
www.shopcolonialcandle.com
www.sterno.com
www.thehomemarketplace.com
www.twosistersgourmet.com
www.wdrake.com

BLYTH

One East Weaver Street
Greenwich, CT 06831-5118